UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NorthStar Healthcare Income, Inc.
(Name of Subject Company)

NorthStar Healthcare Income, Inc.
(Name of Persons Filing Statement)

Common stock, $0.01 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kendall K. Young
Chief Executive Officer
575 Lexington Avenue, 14th Floor,
New York, NY 10022
(929) 777-3135
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a cash tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership, a Cayman Islands Exempted Limited Partnership (the “Offeror”), to purchase from the stockholders of NorthStar Healthcare Income, Inc., a Maryland corporation (the “Company”), up to 3,000,000 outstanding shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2024 (the “Offer to Purchase”) and the related Assignment Form, as set forth in Comrit’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2024 (the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on December 11, 2024.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

NorthStar Healthcare Income, Inc.
575 Lexington Avenue, 14th Floor
New York, New York 10022
(929) 777-3135

This Schedule 14D-9 relates to the Common Stock. As of October 15, 2024, there were 185,712,103 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name and the address and telephone number of its principal executive office are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer, pursuant to which the Offeror has offered to purchase up to 3,000,000 shares of Common Stock at a price equal to $1.05 per share of Common Stock, subject to certain terms and conditions of the Schedule TO. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on December 11, 2024.

According to the Schedule TO, the business address for the Offeror is 9 Ahad Ha’am Street, Tel Aviv, Israel 6129101, and the business telephone number is 972-3-519-9936.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled: (i) Note 6, Related Party Arrangements, to the Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 22, 2024 (the “Form 10-K”); (ii) Note 6, Related Party Arrangements, to the Consolidated Financial Statements contained in “Part I, Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024, filed with the SEC on May 9, 2024 and August 12, 2024, respectively (collectively, the “Form 10-Qs”); and (iii) “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2024 (the “Proxy Statement”), all of which information is incorporated herein by reference. The Form 10-K and Proxy Statement were previously made available to all of the stockholders, and the Form 10-K and Proxy Statement are available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

    (a)    Recommendation.

The Company’s board of directors (the “Board”), in consultation with the Company’s advisors, has reviewed the terms of the Offer. Based on its review, the Board has unanimously determined that the Offer is not advisable and is not in the best interests of the Company’s stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE TERMS OF THE OFFER.

The information set forth in the letter to the Company’s stockholders, dated October 17, 2024 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

    (b)    Reasons for the Recommendation.

The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

    (c)    Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as the Company’s other stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and reporting policies and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution or dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

To the knowledge of the Company, there are no agreements or understandings, whether written or unwritten, between any executive officer and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. The Company cautions that forward-looking statements are not guarantees. Actual events could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terms. The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those detailed under “Part I, Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as well as in the Company’s other filings with the SEC. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date hereof, whether as a result of new information, future events, changed circumstances or any other reason.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Stockholders, dated October 17, 2024*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 22, 2024**
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2024, filed with the SEC on May 9, 2024**
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024, filed with the SEC on August 12, 2024**
(e)(4)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2024**
*    Filed herewith
**    Those sections of the Form 10-K and Proxy Statement specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NorthStar Healthcare Income, Inc.

Date: October 17, 2024	By:	/s/ Nicholas R. Balzo
Nicholas R. Balzo
Chief Financial Officer and Treasurer
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